Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

December 14, 2021

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File No.: 333-260977
Scharf Alpha Opportunity Fund (“Acquired Fund”)
Scharf Multi-Asset Opportunity Fund (“Acquiring Fund” and together with the Acquired Fund, the “Funds”)

Dear Ms. Christine DiAngelo Fettig:

This correspondence is being filed in response to the accounting comments provided by Ms. Christine DiAngelo Fettig on December 10, 2021 to Elaine Richards in connection with the SEC Staff’s review of the Trust’s Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust's Registration Statement filed on Form N-14 (the “Registration Statement”). The Amendment was filed on December 9, 2021 (SEC Accession No. 0000894189-21-008644).

For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Comment 1.    Please correct the expense cap referenced on page 19 for the Acquiring Fund from 1.13% to 0.88%.

Response: The Trust has made the requested change.

Comment 2.    Please revise the disclosure on page 19 regarding the ability for the Adviser to recoup waived expenses so that it matches the disclosure in the footnote to the fee table. (i.e., 36 months versus three years).

Response: The Trust has reconciled the disclosure on page 19 to match the disclosure shown in the footnote to the fee table.

Comment 3.    Please add disclosure to the “Repositioning of the Acquired Fund’s Portfolio Assets” section on Page 7 and throughout the registration statement stating that the Adviser will pay the costs associated with the repositioning of portfolio assets.

Response: The Trust has added the requested disclosure.

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine E. Richards

Elaine E. Richards
Secretary
Advisors Series Trust

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